

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2012

Via E-mail
Barbara E. Kocsis
Highbridge Commodities Futures Access LLC
c/o Merrill Lynch Alternative Investments LLC
1200 Merrill Lynch Drive (1B)
Pennington, NJ 08534

> **Re: Highbridge Commodities Futures Access LLC**
> **Registration Statement on Form 10-12(g)**
> **Filed on December 23, 2011**
> **File No. 000-54573**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

2.   Please revise your disclosure to explain how an investor will be informed of the current portfolio of the fund and clarify whether the information will be updated daily.

3.   Where appropriate, please describe the procedure whereby investors can redeem their shares. We note your cross-reference to the Operating Agreement on page 34; however, please briefly describe the process in the registration statement.

Plan of Operation, page 2

4.   Please revise to more specifically explain the program's strategy.

5.   We note your statement that the Trading Advisor currently implements the Trading Program primarily by investing in futures contracts, although the Trading Advisor may in the future increase the utilization of options on futures or OTC derivatives such as forward contracts. Please revise to disclose the approximate amount in each type of investment.

6.   We note your disclosure in the second paragraph that the fund will attempt to profit from commodities futures in backwardation. Please provide more detail regarding the potential impact of backwardation. Please also discuss whether the Fund would perform better in a contango or backwardation market.

7.   Refer to the first sentence of the third paragraph on page 2. Please describe these policies and procedures in greater detail, particularly the "many other cases" in which the Trading Advisor may allocate opportunities other than in a pro-rata fashion.

The Trading Advisor, page 7

8.   Please revise your disclosure to better describe the experience of your Trading Advisor, including a discussion of your advisor's prior performance.

Description of Current Charges, page 14

9.   Please provide a break-even analysis table showing how much profit the Fund must make the first year to cover its fees or advise.

10.   We note your statements on pages 14 and 15 that the Sponsor may waive or reduce sales commissions and may waive, reduce or rebate Sponsor's Fees for certain investors without entitling any other investor to a waiver or reduction. Please revise to explain the circumstances in which sales commissions and/or fees may be waived, reduced or rebated. In addition, please tell us the portion of $25,108,176 in subscriptions as of November 1, 2011 for which sales commissions and/or fees have been waived, reduced or rebated.

11.   Refer to the Management Fees section on page 15 where you disclose that the Trading Advisor will pay or direct the HCFA Master Fund to pay the Sponsor 40% of the Management Fee. Please revise the Sponsor's Fees section to include this amount and briefly explain the purpose of this fee.

12.   In the Organizational and Initial Offering Costs section on page 19, please disclose the amount accrued to date.

13.   We note your statement on page 20 that many MLPF&S clients pay lower futures brokerage rates and many MLIB clients pay lower prime brokerage fees and lower bid-ask spreads than the HCFA Master Fund and that brokerage commissions and bid-ask spreads have a major impact on the HCFA Master Fund's performance and the cumulative effect of the higher rates paid by the HCFA Master Fund is material. Please revise the fee chart on pages 17 and 18 to quantify these fees and include this information.

Redemption Provisions, page 37

14.   We note your disclosure on page 38 that the Sponsor may delay or suspend both the payment of redemption proceeds and the effective date of redemptions if the Sponsor determines that not doing so would have adverse consequences for the non-redeeming investors. Please revise to explain what you mean by adverse consequences for non-redeeming investors and how the Sponsor will make such determination.

Financial Statements

General

15.   Please continue to monitor the updating requirements of Rule 8-08 of Regulation S-X.

16.   Given the anticipated significance of your investment in Highbridge Commodities FutureAccess Master Fund Ltd., please tell us whether you expect to include audited financial statements of Highbridge Commodities FutureAccess Master Fund Ltd. in future '34 act filings.

Report of Independent Registered Public Accounting Firm, page F-1

17.   Please amend your filing to include an audit report which indicates the city and state where the report was issued. Refer to Rule 2-02(a)(3) of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jorge Bonilla, Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Angela McHale for Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Mark Borrelli
        Sidley Austin LLP